April 26, 2005


Mail Stop 04-09

Mr. Gary L. Carano, CEO
407 North Virginia Street
Reno, Nevada 89501

Re:	Circus and Eldorado Joint Venture Silver Legacy Capital Corp.
	Form 10-K for the year ended December 31, 2004
	File No. 333-87202

Dear Mr. Carano:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Policies and Basis of
Presentation

Casino Revenues and Promotional Allowances, page F-8
1. In future filings, revise your revenue recognition policy to include how your estimate of the amount of chips to be redeemed by customers effects revenue recognition.

Changes in Estimates, page F-9
2. We note that at December 31, 2003, the Partnership increased casino revenues by $964,000 for outstanding chips and tokens not expected to be redeemed by customers. Clarify to us the basis for increasing revenue for this adjustment and how you determined that the entire amount related to 2003.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions for future filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.










      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
942-1868 or the undersigned at (202) 942-1964 if you have questions.



						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant

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Circus and Eldorado Joint Venture Silver Legacy Capital Corp.
April 26, 2005
Page 1